Exhibit (a)(5)

Ally Financial Announces Cash Tender Offer for Series A Preferred Shares

DETROIT, April 23, 2015 /PRNewswire/ — Ally Financial Inc. (NYSE: ALLY) today announced that it has commenced an offer (the “Offer”) to purchase up to 13,000,000 shares of its outstanding Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A (the “Series A Shares”) for $26.65 per Series A Share (the “Offer Price”). The Offer Price represents the total consideration payable per share and includes an amount equal to accrued and unpaid dividends from May 15, 2015, the last dividend payment date, to, but not including, the settlement date for the purchase of the Series A Shares. The Offer will expire at 11:59 p.m., New York City time, on May 20, 2015, unless extended or terminated earlier by Ally (the “Expiration Date”). The Series A Shares are listed on the New York Stock Exchange under the symbol “ALLY PRB.” The CUSIP number for the Series A Shares is 02005N308.

If, at the Expiration Date, more than 13,000,000 Series A Shares have been validly tendered and not validly withdrawn, and all conditions to the Offer have been satisfied or waived, Ally will accept for purchase 13,000,000 Series A Shares from the tendering holders on a pro rata basis based on the number of Series A Shares tendered by each holder, except that Ally will not purchase fractional Series A Shares.

As described in the Offer to Purchase, Ally may extend the Offer at any time and may amend or terminate the Offer if, before such time as any Series A Shares have been accepted for payment pursuant to the Offer, any condition of the Tender Offers is not satisfied or, where applicable, waived.

The consummation of the Offer is not conditioned upon any minimum amount of Series A Shares being tendered. However, the Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, among others, Ally having raised net proceeds through one or more issuances of debt or equity in the public or private markets, on terms reasonably satisfactory to Ally, sufficient to purchase all Series A Shares accepted for purchase by Ally pursuant to the Offer and to pay all fees and expenses in connection with the Offer.

Holders who tender their Series A Shares may withdraw such shares at any time prior to the Expiration Date. In addition, after the Expiration Date, holders may withdraw any shares that were tendered but not accepted for purchase within 40 business days after the commencement of the Offer.

Citigroup and Deutsche Bank Securities are the dealer managers in the Offer. Global Bondholder Services Corporation has been retained to serve as both the depositary and the information agent for the Offer. Holders with questions regarding the terms of the Offer should contact Citigroup at (toll-free) (800) 558-3745 or (collect) (212) 723-6106 or Deutsche Bank Securities at (toll-free) (866) 627-0391 or (collect) (212) 250-2955. Questions regarding procedures for tendering Series A Shares in the Offer, and requests for copies of the Offer to Purchase, related Letter of Transmittal and other related materials, should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Ally, its board of directors, the dealer manager, the depositary or the information agent or any of Ally’s or their respective affiliates, makes any recommendation as to whether holders of the Series A Shares should tender any shares in response to the Offer. The Offer is made only by the Offer to Purchase and related Letter of Transmittal. The Offer is not being made to holders of Series A Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Ally by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series A Shares. Ally has filed a Schedule TO with the Securities and Exchange Commission, accompanied by the Offer to Purchase, the Letter of Transmittal and various other documents, which set forth the terms of and conditions to the Offer. The Schedule TO, Offer to Purchase, Letter of Transmittal and other documents will contain important information which should be read carefully before any decision is made with respect to the Offer. The Offer to Purchase, Letter of Transmittal and certain other documents will be made available to all holders of Series A Shares, at no expense to them. The Schedule TO and the documents filed with it, including the Offer to Purchase and the Letter of Transmittal, are available for free at the SEC’s website, www.sec.gov.

About Ally

Ally Financial Inc. (NYSE: ALLY) is a leading automotive financial services company powered by a top direct banking franchise. Ally’s automotive services business offers a full spectrum of financial products and services, including new and used vehicle inventory and consumer financing, leasing, vehicle service contracts, commercial loans and vehicle remarketing services, as well as a variety of insurance offerings, including inventory insurance, insurance consultative services for dealers and other ancillary products. Ally Bank, the company’s direct banking subsidiary and member FDIC, offers an array of deposit products, including certificates of deposit, savings accounts, money market accounts, IRA deposit products and interest checking. Ally’s Corporate Finance unit provides financing to middle-market companies across a broad range of industries.

With approximately $151.8 billion in assets as of Dec. 31, 2014, Ally operates as a financial holding company.

Forward Looking Statements

In this press release, the use of the words “expect,” “anticipate,” “estimate,” “forecast,” “initiative,” “objective,” “plan,” “goal,” “project,” “outlook,” “priorities,” “target,” “explore,” “positions,” “intend,” “evaluate,” “pursue,” “seek,” “may,” “would,” “could,” “should,” “believe,” “potential,” “continue,” or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements herein and in related charts and management comments, other than statements of historical fact, including without limitation, statements about future events and financial performance, are forward-looking statements that involve certain risks and uncertainties.

While these statements represent Ally’s current judgment on what the future may hold, and Ally believes these judgments are reasonable, these statements are not guarantees of any events or financial results, and Ally’s actual results may differ materially due to numerous important factors that are described in the most recent reports on SEC Forms 10-K and 10-Q for Ally, each of which may be revised or supplemented in subsequent reports filed with the SEC. Such factors include, among others, the following: maintaining the mutually beneficial relationship between Ally and General Motors (“GM”), and Ally and Chrysler Group LLC (“Chrysler”), and Ally’s ability to further diversify its business; Ally’s ability to maintain relationships with automotive dealers; the significant regulation and restrictions that Ally is subject to as a bank holding company and financial holding company; the potential for deterioration in the residual value of off-lease vehicles; disruptions in the market in which Ally funds its operations, with resulting negative impact on its liquidity; changes in Ally’s accounting assumptions that may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; changes in Ally’s credit ratings; changes in economic conditions, currency exchange rates or political stability in the markets in which Ally operates; and changes in the existing or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations (including as a result of the Dodd-Frank Act and Basel III).

Investors are cautioned not to place undue reliance on forward-looking statements. Ally undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or other such factors that affect the subject of these statements, except where expressly required by law.

Contact:

Gina Proia

646-781-2692

gina.proia@ally.com

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